Via Facsimile and U.S. Mail
Mail Stop 3-9

						May 19, 2005


Michael F. Neidorff
Centene Corporation
7711 Carondelet Avenue, Suite 800
St. Louis, Missouri 63105

Re:	Registration Statement on Form S-3
	Filed May 10, 2005
	File No. 333-124752

Dear Mr. Neidorff:

	This is to advise you that we have performed a limited review of the above registration statement, and we have the following comment.

Incorporation of Documents by Reference, page 1

1. It appears that the Company has filed several Current Reports on
Form 8-K since the beginning of the current fiscal year. Please revise your disclosure to specifically incorporate by reference all such reports deemed "filed" pursuant to the instructions of Form 8-K since December 31, 2004.

*	*	*

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Daniel Greenspan at (202) 551-3623, Michael Reedich at (202) 551-3612, or me at (202) 551-3715 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc:	Mark L. Johnson, Esq.
	Wilmer Cutler Pickering Hale and Dorr LLP
	60 State Street
	Boston, Massachusetts 02109

??

??

??

??

Michael F. Neidorff
Centene Corporation
May 19, 2005
Page 1